Contact

www.linkedin.com/in/
matthewgolino (LinkedIn)

Top Skills

UX Design
UX Research
Virtual Reality (VR)

Languages

English (Native or Bilingual)
Spanish (Limited Working)

Honors-Awards

Eagle Scout
AIMA Summer Scholarship Recipient

Matt Golino

Founder and CEO at ZenVR
Atlanta, Georgia, United States

Summary

I graduated from Georgia Tech with a Bachelor of Science in Computer Engineering in 2016 and returned to Tech to complete a Master's in Human-Computer Interaction in 2020, honing my skills and focus in the fields of User Experience Design and Research. In the past few years I've specialized on Virtual Reality design and development, interning at Google on their YouTube VR team and winning numerous awards for VR related projects under various industry-noteworthy professors.

Now, I'm working full time as the founder and CEO of a startup company, ZenVR. Based on my master's thesis research, we're working to teach people how to meditate using virtual reality.

As an individual, I challenge myself to explore new technologies and learn new things at every opportunity presented to me and from every person I meet. I have strong leadership and communication skills from my time becoming an Eagle Scout and continue to apply those skills with dedication in all challenges set before me.

Experience

ZenVR

Founder and CEO
May 2020 - Present (2 years 7 months)
Atlanta, Georgia, United States

Georgia Institute of Technology

Master's Student in Human-Computer Interaction
August 2018 - May 2020 (1 year 10 months)
Greater Atlanta Area

Google

Virtual Reality UX Design Intern | YouTube VR
May 2019 - August 2019 (4 months)

San Francisco Bay Area

-Created visual and interaction designs for a new set of features in the YouTube VR application on Daydream and Oculus platforms

-Guided feature design all the way from exploration, through prototyping and research, to the start of implementation

General Motors
Software Engineer - Full Stack, Front End/UI Specialist
August 2016 - August 2018 (2 years 1 month)
Roswell, GA

-Worked on an Agile development team to create a user facing retail web application accessed by thousands of car dealerships daily

-Developed comprehensive HTML pages involving a variety of Javascript components within the AngularJS framework utilizing CSS and SASS to effect modern styling and user interfaces

-Integrated with various source control tools such as Bitbucket and GitLab using command line Git to maintain code versioning and branches in a team development setting

-Designed and created mockup and wireframe webpages and elements using a variety of tools including Adobe Illustrator, Invision, and Balsamiq; expanding skills in the UI/UX design area

-Led Frontend and UI design and development on a team Innovation Challenge, to tackle productivity based prompts in a company wide effort

-Performed Java development in an enterprise environment to restore a series of decade old applications for functional and business continuity purposes

-Using the IntelliJ IDE, deployed and tested the frontend and backend of applications to a local Jetty server for rapid prototyping and development

SapientNitro
Mobile Development Intern
June 2015 - August 2015 (3 months)
Atlanta, Georgia

-Designed and created from the ground up an interactive, responsive menu interface in HTML, Javascript, CSS, and JQuery by using the infrared motion detection capabilities of the Leap Motion to capture user interaction

-Supported senior developers on a large client mobile application project by managing the Tridion CMS infrastructure, running various load testing and debugging exercises on both Android and IOS platforms, and identifying use case needs and implementation strategies

-Researched, implemented, and customized a digital signage CMS for networked management of in-office media displays; learning the basics of PHP and CSS in the process

Gartner
Software Development Intern
January 2015 - May 2015 (5 months)
Stamford, CT

-Worked as a Java backend software developer to help design, create, and implement various web components and systems to be used in the launch of a new internal CMS for Gartner

-Leveraged knowledge of multiple coding languages and frameworks, such as Java, XML, CSS and HTML in the development of new web features branching between frontend and backend systems

-Collaborated with experienced software developers on recurring code reviews and planning meetings to further my understanding of enterprise systems and best coding practices

Gartner
Software Development Intern
June 2014 - August 2014 (3 months)
Stamford, CT

-Designed, implemented, and tested Java/J2EE based web applications and services to query internal resources and parse the results

-Coded in Java, XML, JSP, and CSS to leverage various java applications for use with Hippo CMS (a website content manager)

-Performed and participated in code reviews, peer inspections and technical design/specifications

-Collaborated on architecture and technical design discussions

Camp Sequassen, Boy Scout Resident Camp
Ecology Program Area Director
June 2012 - August 2013 (1 year 3 months)

-Managed and led a team of counselors to produce a successful Ecology center for hundreds of Boy Scouts by teaching about local wildlife, flora, environmental concerns, and most general science topics through fun and creative means

-Created new activities and conservation programs while reimagining and improving existing ones

-Instructed and assessed potential future employees by monitoring their progression through a training sequence I designed

-Taught Astronomy and Chemistry merit badges to Boy Scouts ranging in age from 12-18 using a variety of teaching methods

Education

Georgia Tech, MS in Human-Computer Interaction (MS-HCI)
Master of Science - MS, Human-Computer Interaction · (2018 - 2020)

Georgia Institute of Technology
Bachelor of Science (BS), Computer Engineering · (2011 - 2016)